Exceed Company Ltd.

2012 FIRST quarter financial Results

First quarter 2012 revenue increased 19.0% year-over-year to RMB894.6 million, exceeding guidance

First quarter 2012 net profit increased 3.1% year-over-year to RMB128.0 million

Fujian, China, June 4, 2012 - Exceed Company Ltd. (NASDAQ: EDS) (“Exceed”, the “Company” or “we”), the owner and operator of “Xidelong” brand - one of the leading domestic sportswear brands in China, today released its unaudited financial results for the first quarter ended March 31, 2012.

Financial Highlights – First quarter ended March 31, 2012 (1)

•	Revenue was RMB894.6 million (US$142.1 million), representing a 19.0% year-over-year increase.

•	Gross profit was RMB259.8 million (US$41.3 million), representing a 11.7% year-over-year increase. Gross margin was 29.0% representing a 2.0 percentage point decrease as compared to 31.0% for the first quarter of 2011.

•	Operating profit was RMB147.3 million (US$23.4 million), representing a 14.8% year-over-year increase.

•	Net profit was RMB128.0 million (US$20.3 million), representing a 3.1% year-over-year increase.

Shuipan Lin, Exceed’s founder, Chairman and CEO, commented, “We delivered healthy results for the first quarter with revenues exceeding our guidance, supported by especially strong growth in footwear sales. Overall consumer demand remained stable during the first quarter, and we continue to benefit from the prudent expansion of our distribution network and our ongoing marketing and branding efforts. We are pleased to see that our “happy lifestyle” branding theme continues to resonate with younger generations who are seeking fashionable and functional products at a good value. We will continue to focus our marketing and branding initiatives, including the ongoing refurbishments and upgrades to the retail selling locations operated by our distributors and authorized third-party retailers and our promotional initiatives to gain a further share of the growing sportswear market in China.

“Looking ahead, we expect to face increasing headwinds as our distributors have adopted a more conservative approach given the uncertain macroeconomic environment in China and abroad. As a result, we have revised our estimate for the total value of the wholesale orders placed during the Spring/Summer and Autumn collection sales fairs which has consequently impacted our outlook for the full year 2012. Nevertheless, we remain committed to our strategy to strengthen our brand equity through effective marketing and expansion of our distribution network. In addition, we are continuing to execute our operational plan to maximize our growth potential in the evolving PRC domestic sportswear market. We believe our plan is a critical element of our long-term growth strategy, as increasing internal manufacturing capacity will allow us improve our bargaining power and provide more stability to our supply chain, which we believe will ultimately allow us to drive gross margin expansion over the long term. We believe that our ongoing strategic and tactical initiatives, coupled with the execution of our share repurchase program, will position us to deliver increasing value to our shareholders over time.”

 ____________

(1) The Company’s reporting currency is Renminbi (“RMB”). RMB numbers included in this press release have been translated into U.S. dollars at the rate of USD1.00 = RMB6.298 , the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board, on March 30, 2012. The translation of amounts from RMB to United States dollars is solely for the convenience of the reader. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on March 31, 2012.

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First Quarter 2012 Financial Results

Revenue breakdown

	Three Months Ended
	Mar 31, 2012 RMB’000	% of Revenue	Mar 31, 2011 RMB’000	% of Revenue	First Quarter YoY Growth
Footwear	431,545	48.3%	276,500	36.8%	56.1%
Apparel	453,914	50.7%	464,665	61.8%	(2.3)%
Accessories	9,098	1.0%	10,248	1.4%	(11.2)%
Total	894,557	100.0%	751,413	100%	19.0%

Revenue. Revenue increased by 19.0%, from RMB751.4 million for the first quarter 2011 to RMB894.6 million (US$142.1 million) for the first quarter 2012. The increase in revenue was primarily driven by the increased demand for our products and the continuous expansion of the Xidelong retail network by our distributors in China. The increase in the demand for our products was mainly attributable to the continued success of our advertising and promotional campaigns, the successful launch of new series of apparel and footwear products, and the overall economic growth in China. The number of Xidelong retail selling locations, which are operated either by our distributors or by authorized third party retailers, increased by 464, from 4,458 as of March 31, 2011 to 4,922 as of March 31, 2012.

•	Footwear. Footwear accounted for 48.3% of our revenue for the first quarter 2012, and principally includes nine categories of footwear: running footwear, leisure footwear, basketball footwear, skateboarding footwear, canvas footwear, tennis footwear, outdoor footwear, vintage footwear and cross-training footwear. A major portion of our footwear production is outsourced. We have a plan to increase our annual production capacity for our footwear products to approximately 30.0 million pairs by the end of 2013. Please refer to the “Business Highlights and Outlook” section of this release.

Revenue from footwear increased by 56.1% from RMB276.5 million for the first quarter 2011 to RMB431.5 million (US$68.5 million) for the first quarter 2012, primarily due to an increase in sales volume. Sales volume in the first quarter increased by 45.3% compared with the same period in 2011, due to the introduction of new vintage footwear and cross-training footwear product lines in June 2011, further diversifying our product varieties. Footwear Average Selling Price (“ASP”) increased by 7.4% year-over-year for the first quarter 2012.

•	Apparel. Sports apparel accounted for 50.7% of our revenue for the first quarter 2012, and principally includes sports tops, sports pants, jackets and track suits. Our apparel production is entirely outsourced.

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Revenue from apparel decreased by 2.3%, from RMB464.7 million for the first quarter 2011 to RMB453.9 million (US$72.1 million) for the first quarter 2012. This decrease was primarily due to a 1.4% decrease in ASP compared to the same period in 2011. ASP of apparel decreased because the proportion of spring/summer collection products, which have lower ASPs generally, delivered in the first quarter of 2012 increased compared with the same period in 2011. The delivery schedule for winter apparel shifted this year as the 2012 Lunar Chinese New Year holiday fell earlier than previous years, as a result of which most of the sophisticated winter apparel products were delivered during the third and fourth quarter of 2011. Sales volume of apparel for the first quarter of 2012 remained fairly constant as compared to the first quarter of 2011, as the winter apparel was delivered earlier to match with the demand of the peak holiday season.

•	Accessories. Revenue from accessories decreased by 11.2%, from RMB10.2 million for the first quarter 2011 to RMB 9.1 million (US$ 1.4 million) for the first quarter 2012.

Gross profit and gross profit margin. Gross profit increased by 11.7% from RMB232.6 million for the first quarter 2011 to RMB 259.8 million (US$41.3 million) for the first quarter 2012. Gross margin decreased by 2.0 percentage points, from 31.0% for the first quarter 2011 to 29.0% for the first quarter 2012. The decrease in gross margin was primarily due to the decreased proportion of footwear produced in-house relative to overall footwear production resulting from the limited production capacity of the existing production facility. We have formulated a new operational plan in response to these production capacity restraints. Please refer to the “Business Highlights and Outlook” section of this release. Furthermore, rising inflation in China resulted in an increase in raw material and wage costs, leading to an increase in the manufacturing cost. In addition, our Company introduced new series of apparel products using more sophisticated raw materials to enhance product quality, which lead to a slight decrease in gross profit margin for apparel for the first quarter of 2012 as compared to the same period in 2011. We will continue our efforts to maintain gross margin by balancing product pricing and material cost moving forward.

Other income and gains. Other income and gains mainly represented bank interest income. The increase from RMB1.4 million for the first quarter 2011 to RMB3.8 million (US$0.6 million) for the first quarter 2012 was due to an increase in interest income of RMB3.8 million (US$0.6 million), derived from a three-month term time deposit of RMB600.0 million (US$95.3 million), which carries an interest rate of 3.1% per annum. The three-month term time deposit increased from RMB400 million to RMB600 million during the first quarter 2012.

Operating expenses. Total operating expenses for the first quarter 2012 were RMB 116.4 million (US$18.5 million), an increase of approximately 10.0% from RMB105.8 million for the same period in 2011.

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Selling and distribution costs. Selling and distribution costs increased by 16.0%, from RMB73.9 million for the first quarter 2011 to RMB85.7 million (US$13.6 million) for the first quarter 2012. The increase was mainly due to growth in advertising and promotional expenses, which increased from RMB67.4 million for the first quarter 2011 to RMB 80.0 million (US$12.7 million) for the first quarter 2012, primarily because we invested more resources in marketing, advertising, and store image and renovation activities to increase our brand recognition and achieve further market penetration. During the first quarter of 2012, over 70 Xidelong retail selling locations were newly opened either by our distributors or by third-party retailers. During the same period, over 150 existing Xidelong retail selling locations were renovated either by our distributors or by third-party retailers, certain of which received renovation subsidies from Exceed in the form of standardized promotional materials and display equipment. In 2012, our advertising and promotional activities will continue to focus on the events relating to the Nationwide “Fitness for All” Sports Campaign organized by China’s General Administration of Sport, the government agency responsible for sports in China, and the continued engagement of By2 as our official product series spokesperson.

Administrative expenses. Administrative expenses increased by 3.7%, from RMB19.1 million for the first quarter 2011 to RMB19.8 million (US$3.1 million) for the first quarter 2012, primarily due to the increase in the professional and corporate consultancy fees as a result of continued business expansion.

Research and development expenses. Research and development expenses decreased by 14.8%, from RMB12.8 million for the first quarter 2011 to RMB10.9 million (US$1.7 million) for the first quarter 2012, primarily due to improved efforts to increase the efficiency of our research and development resources and practices.

Finance costs. Finance costs decreased by 66.7%, from RMB0.3 million for the first quarter 2011 to RMB0.1 million (US$8,000) for the first quarter 2012, primarily due to a decrease in the average balance of our short-term bank borrowings.

Profit before tax. As a result of the foregoing, profit before tax increased by 4.2%, from RMB141.2 million for the first quarter 2011 to RMB147.2 million (US$23.4 million) for the first quarter 2012.

Tax. Tax expenses increased from RMB17.1 million for the first quarter 2011 to RMB19.3 million (US$3.1 million) for the first quarter 2012, primarily because of the increase in operating profit. The full exemption period of Xidelong (China) Co. Ltd., our principal PRC subsidiary, from PRC corporate income tax expired on December 31, 2009. Xidelong (China) Co. Ltd. was fully exempted from PRC corporate income tax for the year ended December 31, 2009 and is entitled to a 50% reduction in the PRC corporate income tax for the year ended December 31, 2011 and the year ending December 31, 2012, after which it will be subject to the standard tax rate of 25%. The effective tax rates for the first quarter ended March 31, 2011 and 2012 were 12.1 % and 13.1%, respectively.

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Profit. As a result of the above factors, profit for the first quarter 2012 was RMB128.0 million (US$20.3 million), an increase of 3.1% from RMB124.2 million for the first quarter 2011.

Balance Sheet

Inventory. The average inventory turnover days for the first quarters ended March 31, 2012 and 2011 were 5 days and 9 days, respectively. Inventory turnover days in 2012 decreased mainly due to the decreased proportion of in-house production, which resulted in lower inventory to revenue ratio stored as compared with the same period in 2011, and due to our improved production planning and effective procurement control and logistics management.

Trade receivables. The average trade receivables turnover days for the first quarters ended March 31, 2012 and 2011 were 83 days and 78 days, respectively. Trade receivables turnover days were within the Company’s credit policy and we will continue our effort to monitor the trade receivables balance.

Trade payables. The average trade payables turnover days for the first quarters ended March 31, 2012 and 2011 were 19 days and 30 days, respectively. Average trade payables turnover days decreased as a result of our decision to opt for purchase discounts offered by our suppliers in exchange for quicker payment for raw materials and finished products.

Cash and bank balances and time deposits. Cash and bank balances and time deposits increased to RMB1,050.1 million (US$166.7 million) as of March 31, 2012 from RMB964.3 million as of December 31, 2011, primarily as a result of an increase in profit derived from the sales of products.

Cash Flow

Cash inflow from operating activities was RMB75.9 million (US$12.0 million) for the first quarter 2012, compared to RMB182.0 million for the same period in 2011, a decrease that was primarily due to the growth in trade receivables related to the increase in sales. The effect was partially offset by the increase in trade payables.

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Business Highlights and Outlook

•	Expansion of sales and distribution network
■	There were 4,922 Xidelong retail selling locations as of March 31, 2012, an increase of 464 compared with March 31, 2011. During the first quarter of 2012, 78 retail selling locations were added. Our retail selling locations are operated either by our distributors or by authorized third party retailers.

•	Marketing initiatives and brand recognition
■	We use the “happy lifestyle” theme in our promotional activities and product offerings and continue to engage By2, a popular Taiwan-based musical group, as a product spokesperson. We will maintain these promotional initiatives as they have been effective in enhancing the "Xidelong" brand image and have helped to support our strong results.
■	We attended the "Fitness for All Campaign 2011" closing and award ceremony in Beijing in mid-January 2012, where we received the Chinese General Administration of Sport's Outstanding Contribution Award for the second consecutive year.
■	The Company will continue to sponsor the “Fitness for All” program in 2012.

•	Update on new operational plan

Construction of New Staff Quarters:

To specifically address the shortage of labor faced by all players in the sportswear industry in China, we initiated a solution to construct new staff quarters to improve the working and living environments of our employees and bolster staff retention. The expected staff quarter construction project cost is approximately RMB150 million, with an aggregate gross floor area of approximately 66,000 square meters, which can accommodate approximately 2,000 staff. We commenced construction of the new staff quarters in 2011, with three buildings to be completed in 2012 and the construction on the remaining two buildings expected to start in 2012. We have started the renovation of the three staff quarter’s buildings and approximately 30% of the renovation has been completed to date.

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Construction of New Production Facility:

In order to expand our internal capacity, in December 2011, we entered into a contract with the municipal government of Ruichang City for the investment and construction of a sportswear manufacturing base on a parcel of land in the Ruichang City. Pursuant to this contract, we would purchase a parcel of land with an aggregate site area of 400,000 square meters (approximately 600 acres) in Ruichang City, Jiangxi Province, PRC. We plan to use this parcel of land for the construction of a new production facility to increase our internal manufacturing capacity. The total consideration for the land will amount to RMB198,000,000 (approximately US$31.5 million), of which a deposit of RMB46,800,000 (approximately US$7.4 million) has been paid as a performance bond. The Company intends to establish a new operating subsidiary in Jiangxi Province and construct a new production facility on the purchased land in order to increase its internal manufacturing capacity. Upon completion of the construction of our new production facility in Ruichang City by the end of 2013, we expect that our annual production capacity for our footwear products will increase to approximately 30.0 million pairs as well as gaining certain internal apparel production capabilities. We believe increased in-house production capacity will give us more control over the production process and allow us to reduce costs over time.

Expansion of Head Office, Sales, Marketing and Distribution:

In order to cope with the expected business expansion, we plan to expand our head office facilities and our network of regional sales and logistics centers to consolidate the Company’s brand management, advertising and promotional functions, and business development function. We are currently investigating possible locations within Fujian Province.

The production facility plan has not been finalized and may be subject to change in the future.

In the long-term, as previously announced, we plan to selectively acquire or partially invest in distributors of our products. Furthermore, to improve our market share in China, our strategy involves leveraging our established nationwide network to introduce new brands, which may include entering into licensing agreements with a foreign brand to target different market segments, in order to develop Exceed into a multi-brand operator.

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Second Quarter Fiscal 2012 Guidance & Full Year Outlook

Continuing macroeconomic headwinds in China have contributed to a tempering of consumer demand for sportswear products, which has resulted in our distributors adopting a more conservative approach to the second half of 2012. In addition, we are seeing intensifying competition in the domestic sportswear industry, resulting in increasing pricing pressure across our product segments. To maintain our competitive position and pricing power, and to manage inventory levels and the efficiency of our distribution network, the Company has proactively engaged its distributors and authorized third party retailers in an effort to prudently manage the level of wholesale orders placed with the company but not yet produced for delivery. Due to these factors, the Company has revised its estimate for the total value of the wholesale orders placed during the Spring/Summer and Autumn collection sales fairs from a year-over-year increase of 18% and 9%, respectively, to a year-over-year decline of 3% and 28%, respectively. In addition, the Company expects a year-over-year decline in orders placed at its Winter collection sales fair. The Company’s distribution channels and inventory levels remain stable, and it remains focused on its strategy to increase market penetration through effective brand building and marketing and promotional activities. Nevertheless, the Company expects to face a challenging demand environment for the remainder of fiscal 2012.

As a result of the foregoing, Exceed expects to generate net revenues in the range of RMB482.0 million to RMB519.0 million in the second quarter of 2012, representing an approximate year-over-year decrease of 30% to 35%, as compared with RMB741.5 million in the same period of 2011. For the full year 2012, the Company currently expects a year-over-year decline in net revenue of approximately 20%, as a result of the lower wholesale order activity at its 2012 sales fairs. This represents the Company’s preliminary estimates, and is subject to change.

Update on Shares Repurchase Program

In accordance with its share repurchase program announced on August 15, 2011 and extended on February 14, 2012, the Company has purchased 564,364 of its ordinary shares as of June 1, 2012, at an aggregate cost of approximately US$2.4 million, with a balance of approximately US$7.6 million available for further repurchases under the share repurchase program. As previously announced, the Company has extended the date of expiration of Exceed’s existing US$10 million share repurchase program from February 14, 2012 to August 14, 2012. The share repurchase program will be reviewed from time to time and may be adjusted or terminated at any time without prior notice. Stock repurchases under this program may be made through open market purchases, in privately negotiated transactions, in block trades, pursuant to a 10b5-1 plan, or otherwise. The timing and actual number of shares repurchased will depend on market conditions, trading price of the ordinary shares and other factors and will be subject to the restrictions relating to volume, price and timing under applicable laws.

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Revisions to Previously Issued Interim Consolidated Financial Statements

The Company has revised its previously issued interim financial statements for the first, second and third quarter of 2011 to reflect the revision to its method of accounting in relation to the conditional obligation to release and issue shares to the former shareholders of Windrace International Company Limited as part of the reverse recapitalization transaction effective on October 21, 2009. The Company believes that this revised accounting treatment is more relevant and reliable under the circumstances.

The Company’s original accounting method was to record the contingent shares issuable, consisting of escrow shares and earn-out shares, as a stock dividend, and upon issuance as an adjustment to the par value of common shares, with an offsetting adjustment to capital reserve. The Company included such contingent shares in the calculation of basic earnings per share from the date of issuance. Under this accounting method, the Company did not recognize a liability for its conditional obligation to issue shares, and did not recognize changes in the fair value of that conditional obligation in its consolidated statements of comprehensive income.

During 2012, prior to the issuance of the Company’s December 31, 2011 financial statements, the Company concluded it would be more relevant and reliable to revise its method of accounting with respect to the accounting for the contingent shares issuable, retroactive to the closing of the reverse recapitalization transaction, to recognize a liability for the fair value of the escrow shares and the earn-out shares, and to recognize changes in the fair value of the escrow shares and the earn-out shares in the Company’s consolidated statements of comprehensive income. The Company adopted this revised accounting method based on, among other factors, its review of IAS 8, IAS 32 and IAS 39.

In particular, the Company considered IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, which states that, in the absence of a standard or an interpretation that specifically applies to a transaction, other event or condition, management shall use its judgment in developing and applying an accounting policy that results in information that is relevant and reliable. One of the permitted changes in an accounting policy under IAS 8 is if such change results in the financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the company’s financial position, financial performance or cash flows. The Company believes that revising comparative amounts for all prior periods presented will provide more relevant and reliable information to shareholders and investors.

The Company also considered the example of another SEC registrant that, after consultation with the Securities and Exchange Commission, revised its accounting for contingent shares issuable in a reverse recapitalization transaction to reflect contingent shares issuable as a liability in its balance sheet at fair value, with the changes in fair value of the contingent shares issuable recognized in the consolidated statements of operations.

The Company now believes accounting for the contingent shares issuable as a liability at fair value, with the changes in fair value recognized in the consolidated statements of comprehensive income, is a more relevant and reliable accounting method under the circumstances. The Company’s reconsideration was significantly influenced by evolving professional views as to the accounting for this type of transaction, as well as the continuing movement to fair value/derivative accounting for an expanding array of financial instruments.

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The following table summarizes the adjustments made to the previously issued first, second and third quarter of 2011 condensed balance sheets and condensed statements of comprehensive income.

FIRST QUARTER OF 2011 SELECTED CONDENSED STATEMENT OF COMPREHENSIVE INCOME

	As previously reported	Adjustment		As adjusted
	Three months ended March 31
	2011			2011
	RMB’000	RMB’000		RMB’000
OPERATING PROFIT	128,262	-		128,262
Finance costs	(250)	-		(250)
Gain from change in fair value of contingent share liability	-	13,234	(A)	13,234
PROFIT BEFORE TAX	128,012	13,234		141,246
Tax	(17,074)	-		(17,074)
PROFIT FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	110,938	13,234		124,172

EARNING PER SHARE
Net profit per share
Basic	RMB3.74	RMB0.44	(B)	RMB4.18
Diluted	RMB3.37	RMB0.40	(B)	RMB3.77

(A)	To reflect the change in fair value of contingent share liability
(B)	To adjust earnings per share for the effect of the change in fair value of contingent share liability

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FIRST QUARTER OF 2011 SELECTED CONDENSED STATEMENT OF FINANCIAL POSITION

	As previously reported	Adjustment		As adjusted
	As at March 31
	2011			2011
	RMB’000	RMB’000		RMB’000
CURRENT LIABILITIES
Trade and bills payables	232,455	-		232,455
Deposits received, other payables and accruals	71,948	-		71,948
Interest-bearing bank borrowings	18,000	-		18,000
Tax payable	17,060	-		17,060
Contingent share liability	-	124,842	(A)	124,842
Total current liabilities	339,463	124,842		464,305

NET CURRENT ASSETS	1,334,622	(124,842)		1,209,780
Net assets	1,650,208	(124,842)		1,525,366

STOCKHOLDERS' EQUITY
Issued share capital	17	-		17
Retained profits	1,004,234	185,786	(B)	1,190,020
Reserves – Contingent shares issuable	-	197,419	(C)	197,419
Reserves	645,957	(761,854	)(D)	137,910
	-	240,995	(E)	-
	-	12,812	(F)	-
Total equity	1,650,208	(124,842)		1,525,366

(A)	To reflect the change in fair value of contingent share liability
(B)	To adjust retained profits for the effect of the change in fair value of contingent share liability
(C)	To reflect contingent shares issuable in equity based on the fair value of the shares earned during the prior year, with the shares being issued in the current year
(D)	To recognize liability for conditional obligation to release and issue shares based on the fair value of the obligations upon the reverse capitalization effective on October 21, 2009, recorded as deemed dividend
(E)	To reflect escrow shares released in relation to 2009 profit
(F)	To reflect exchange difference on contingent share liability

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SECOND QUARTER OF 2011 SELECTED CONDENSED STATEMENT OF COMPREHENSIVE INCOME

	As previously reported	Adjustment		As adjusted	As previously reported	Adjustment		As adjusted
	Six months ended June 30				Three months ended June 30
	2011			2011	2011			2011
	RMB'000	RMB'000		RMB'000	RMB'000	RMB'000		RMB'000
OPERATING PROFIT	238,070	-		238,070	109,808	-		109,808
Finance costs	(503)	-		(503)	(253)	-		(253)
Gain from change in fair value of contingent share liability	-	77,151	(A)	77,151	-	63,917	(A)	63,917
PROFIT BEFORE TAX	237,567	77,151		314,718	109,555	63,917		173,472
Tax	(31,882)	-		(31,882)	(14,808)	-		(14,808)
PROFIT FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	205,685	77,151		282,836	94,747	63,917		158,664

EARNING PER SHARE
Net profit per share
Basic	RMB6.92	RMB2.60	(B)	RMB9.52	RMB3.19	RMB2.15	(B)	RMB5.34
Diluted	RMB6.41	RMB2.40	(B)	RMB8.81	RMB3.03	RMB2.05	(B)	RMB5.08

(A)	To reflect the change in fair value of contingent share liability

(B)	To adjust earnings per share for the effect of the change in fair value of contingent share liability

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SECOND QUARTER OF 2011 SELECTED CONDENSED STATEMENT OF FINANCIAL POSITION

	As previously reported	Adjustment		As adjusted
	As at June 30
	2011			2011
	RMB'000	RMB'000		RMB'000
CURRENT LIABILITIES
Trade and bills payables	109,872	-		109,872
Deposits received, other payables and accruals	69,144	-		69,144
Interest-bearing bank borrowings	18,000	-		18,000
Tax payable	14,796	-		14,796
Contingent share liability	-	59,309	(A)	59,309
Total current liabilities	211,812	59,309		271,121

NET CURRENT ASSETS	1,405,078	(59,309)		1,345,769
Net assets	1,746,091	(59,309)		1,686,782

STOCKHOLDERS' EQUITY
Issued share capital	20	-		20
Retained profits	1,089,052	249,703	(B)	1,338,755
Reserves	657,019	(761,854	)(C)	348,007
	-	438,415	(D)	-
	-	14,427	(E)	-
Total equity	1,746,091	(59,309)		1,686,782

(A)	To reflect the change in fair value of contingent share liability

(B)	To adjust retained profits for the effect of the change in fair value of contingent share liability

(C)	To recognize liability for conditional obligation to release and issue shares based on the fair value of the obligations upon the reverse capitalization effective on October 21, 2009, recorded as deemed dividend

(D)	To reflect escrow shares released in relation to 2009 and 2010 profit

(E)	To reflect exchange difference on contingent share liability

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THIRD QUARTER OF 2011 SELECTED CONDENSED STATEMENT OF COMPREHENSIVE INCOME

	As previously reported	Adjustment		As adjusted	As previously reported	Adjustment		As adjusted
	Nine months ended September 30				Three months ended September 30
	2011			2011	2011			2011
	RMB'000	RMB'000		RMB'000	RMB'000	RMB'000		RMB'000
OPERATING PROFIT	417,318	-		417,318	179,248	-		179,248
Finance costs	(759)	-		(759)	(256)	-		(256)
Gain/(loss) from change in fair value of contingent share liability	-	65,894	(A)	65,894	-	(11,257	)(A)	(11,257)
PROFIT BEFORE TAX	416,559	65,894		482,453	178,992	(11,257)		167,735
Tax	(54,793)	-		(54,793)	(22,911)	-		(22,911)
PROFIT FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	361,766	65,894		427,660	156,081	(11,257)		144,824

EARNING PER SHARE
Net profit per share
Basic	RMB12.16	RMB2.22	(B)	RMB14.38	RMB5.18	RMB(0.37	)(B)	RMB4.81
Diluted	RMB11.65	RMB2.12	(B)	RMB13.77	RMB5.18	RMB(0.37	)(B)	RMB4.81

(A)	To reflect the change in fair value of contingent share liability

(B)	To adjust earnings per share for the effect of the change in fair value of contingent share liability

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THIRD QUARTER OF 2011 SELECTED CONDENSED STATEMENT OF FINANCIAL POSITION

	As previously reported	Adjustment		As adjusted
	As at September 30
	2011			2011
	RMB'000	RMB'000		RMB'000
CURRENT LIABILITIES
Trade and bills payables	125,629	-		125,629
Deposits received, other payables and accruals	80,337	-		80,337
Interest-bearing bank borrowings	18,000	-		18,000
Tax payable	22,898	-		22,898
Contingent share liability	-	69,782	(A)	69,782
Total current liabilities	246,864	69,782		316,646

NET CURRENT ASSETS	1,556,466	(69,782)		1,486,684
Net assets	1,899,601	(69,782)		1,829,819

STOCKHOLDERS' EQUITY
Issued share capital	20	-		20
Treasury share	(3,142)	-		(3,142)
Retained profits	1,229,095	238,446	(B)	1,467,541
Reserves	673,628	(761,854	)(C)	365,400
	-	438,415	(D)	-
	-	15,211	(E)	-
Total equity	1,899,601	(69,782)		1,829,819

(A)	To reflect the change in fair value of contingent share liability

(B)	To adjust retained profits for the effect of the change in fair value of contingent share liability

(C)	To recognize liability for conditional obligation to release and issue shares based on the fair value of the obligations upon the reverse capitalization effective on October 21, 2009, recorded as deemed dividend

(D)	To reflect escrow shares released in relation to 2009 and 2010 profit

(E)	To reflect exchange difference on contingent share liability

15

Investor Conference Call / Webcast Details

The Company’s senior management will host a conference call on Tuesday, June 5, 2012 at 7:00 am (US Pacific) / 10:00 am (US Eastern) / 10:00 pm (Beijing) to discuss the Company’s 2012 first quarter financial results and recent business activity. The conference call may be accessed by dialing:

	Toll Free	Toll
▶ United States	1 866 519 4004
▶ China	800 819 0121
▶ China (Mobile)	400 620 8038
▶ Hong Kong	800 930 346	852 2475 0994
▶ United Kingdom	0808 234 6646
▶ International		1 718 354 1231
Participant Passcode	“EDS”

Please dial in 10 minutes before the call is scheduled to begin.

A replay of the conference call may be accessed by phone at the following numbers until Tuesday, June 12, 2012:

	Toll Free	Toll
▶ United States/International	1 866 214 5335	1 718 354 1232
▶ China	10800 714 0386/ 10800 140 0386
▶ Hong Kong	800 901 596
▶ United Kingdom	0800 731 7846
Participant Passcode	78455158

Additionally, a live and archived webcast of the conference call will be available on the investor relations section of Exceed's website at http://www.ir.xdlong.cn.

16

About Exceed Company Ltd.

Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in the second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on Nasdaq under the symbols "EDS".

Safe Harbor Statement

This announcement contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this form are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. A number of factors could cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to changes in our goals and strategies, our ability to control costs and expenses, success of our products, competition in the sportswear industry in China, and changes in PRC government preferential tax treatment and financial incentives. The forward-looking statements made in this announcement relate only to events or information as of the date on which this announcement is published. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date this announcement is published or to reflect the occurrence of unanticipated events.

Contacts:
Taylor Rafferty (HK): Mahmoud Siddig +852 3196 3712 Exceed@Taylor-Rafferty.com	Taylor Rafferty (US): Bryan Degnan +1 (212) 889-4350 Exceed@Taylor-Rafferty.com

– FINANCIAL TABLES TO FOLLOW –

17

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended March 31
	(in thousands except for share and per share data)
	2012	2012	2011
	US$'000	RMB'000	RMB'000
	(Unaudited)	(Unaudited)	(Unaudited)
			(As restated)

Revenue	142,050	894,557	751,413

Cost of sales	(100,793)	(634,741)	(518,817)

Gross profit	41,257	259,816	232,596

Other income and gains	609	3,837	1,418
Selling and distribution costs	(13,610)	(85,710)	(73,915)
Administrative expenses	(3,136)	(19,751)	(19,082)
Research and development expenses	(1,731)	(10,898)	(12,755)

OPERATING PROFIT	23,389	147,294	128,262

Finance costs	(8)	(51)	(250)
Gain from change in fair value of contingent share liability	-	-	13,234

PROFIT BEFORE TAX	23,381	147,243	141,246

Tax	(3,058)	(19,259)	(17,074)

PROFIT FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	20,323	127,984	124,172

EARNING PER SHARE
Net profit per share
Basic	US$0.62	RMB3.88	RMB4.18
Diluted	US$0.62	RMB3.88	RMB3.77

Weighted average number of shares outstanding
Basic	33,015,668	33,015,668	29,678,487
Diluted	33,020,906	33,020,906	32,964,630

A-1

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED STATEMENTS OF FINANCIAL POSITION

			As of
	As of March 31		December 31
	2012	2012	2011
	US$'000	RMB'000	RMB'000
	(Unaudited)	(Unaudited)

NON-CURRENT ASSETS
Property, plant and equipment	44,345	279,261	284,314
Prepaid land lease payments	4,393	27,664	27,851
Deposit paid for acquisition of land use rights	11,597	73,030	73,030
Total non-current assets	60,335	379,955	385,195

CURRENT ASSETS
Inventories	5,475	34,482	31,589
Trade receivables	148,512	935,253	699,891
Prepayments, deposits and other receivables	632	3,981	4,765
Cash and bank balances	166,743	1,050,062	964,317
Total current assets	321,362	2,023,778	1,700,562

CURRENT LIABILITIES
Trade and bills payables	32,457	204,397	59,941
Deposits received, other payables and accruals	13,002	81,880	52,304
Interest-bearing bank borrowings	1,588	10,000	-
Tax payable	3,056	19,246	11,098
Total current liabilities	50,103	315,523	123,343

NET CURRENT ASSETS	271,259	1,708,255	1,577,219

Net assets	331,594	2,088,210	1,962,414

STOCKHOLDERS' EQUITY
Issued share capital	3	20	20
Treasury shares	(2,422)	(15,254)	(11,549)
Retained profits	256,750	1,616,883	1,502,398
Reserves	77,263	486,561	471,545

Total equity	331,594	2,088,210	1,962,414

A-2

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS

	Three months ended March 31
	2012	2012	2011
	US$'000	RMB'000	RMB'000
	(Unaudited)	(Unaudited)	(Unaudited)

Net cash inflow from operating activities	12,050	75,873	182,045
Net cash inflow/(outflow) from investing activities	564	3,548	(13,637)
Net cash inflow from financing activities	1,000	6,298	-
Effect of exchange rate changes	2	26	(506)
Net increase in cash and cash equivalents	13,616	85,745	167,902
Cash at beginning of the period	153,127	964,317	762,798
Cash at end of the period	166,743	1,050,062	930,700

A-3